Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 54,190 units in August 2021, a growth of 53% over last year

Mumbai, September 1, 2021:

Tata Motors Limited sales in the domestic & international market for August 2021 stood at 57,995 vehicles, compared to 36,505 units during August 2020.

•	Domestic Sales Performance:

Category	Aug 2021	July 2021	Aug 2020	% change (m-0-m)	% change (Y-0-Y)
Total Domestic Sales	54,190	51,981	35,420	4%	53%

•	Domestic - Commercial Vehicles:

Category	Aug 2021	July 2021	Aug 2020	% change (m-0-m)	% change (Y-0-Y)
M&HCV	5,840	5,416	2,746	8%	113%
I & LCV	4,627	3,357	2,001	38%	131%
Passenger Carriers	850	825	720	3%	18%
SCV cargo and pickup	14,855	12,198	11,370	22%	31%
Total Domestic	26,172	21,796	16,837	20%	55%
CV Exports	3,609	2,052	1,052	76%	243%
Total CV	29,781	23,848	17,889	25%	66%

Total MHCVs sale in August 2021 including M&HCV Truck, Buses and International Business stood at 7,646 units, compared to 3,305 units in August 2020.

•	Domestic - Passenger Vehicles:

Category	Aug 2021	July 2021	Aug 2020	% change (m-0-m)	% change (Y-0-Y)
PV ICE	26,996	29,581	18,277	-9%	48%
PV EV	1,022	604	306	69%	234%
Total PV	28,018	30,185	18,583	-7%	51%

Semiconductor shortage continues to impact the auto industry globally. The recent lockdowns in East Asia have worsened the supply situation and hence Tata Motors is forced to moderate production and offtake volumes in the coming months. The situation is fluid and we will continue to work to mitigate the impact of this and aim to meet our customer orders through an agile, multi-pronged approach including close engagement with our extended supply chain partners, procuring chipsets from the open market, using alternate chips and managing our model and trim mix.

Specifically, EV sales crossed a crucial threshold of 1000 units this month. The order book is strong and we aim to meet the robust demand to the best of our abilities despite the supply challenges.

- Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.